Exhibit 99.1

58.com Reports First Quarter 2017 Unaudited Financial Results

BEIJING, May 24, 2017 --58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place serving local merchants and consumers, today reported its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

•	Total revenues were RMB1,988.3 million (US$288.2 million1), a 31.7% increase from the same quarter of 2016 in Renminbi amounts, exceeding the higher end of the Company’s guidance of RMB1,855 million.

•	Gross margin was 90.0% compared with 89.5% in the same quarter of 2016.

•	Income from operations was RMB77.9 million (US$11.3 million), compared with loss from operations of RMB333.8 million in the same quarter of 2016.

•	Non-GAAP income from operations[2] was RMB217.2 million (US$31.5 million), compared with non-GAAP loss from operations of RMB214.0 million in the same quarter of 2016.

•	Net loss attributable to 58.com Inc. was RMB21.5 million (US$3.1 million), compared with net loss attributable to 58.com Inc. of RMB536.5 million in the same quarter of 2016.

•	Non-GAAP net income attributable to 58.com Inc.[3] was RMB105.7 million (US$15.3 million), compared with non-GAAP net loss attributable to 58.com Inc. of RMB346.5 million in the same quarter of 2016.

•	Basic and diluted loss per ADS attributable to ordinary shareholders was RMB0.15 (US$0.02). One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[4] attributable to ordinary shareholders were RMB0.73 (US$0.11) and RMB0.72 (US$0.10), respectively.

Management Comments

“We’re pleased to report strong first quarter 2017 results,” commented Michael Yao, Chairman and Chief Executive Officer of 58.com, “Our job category in particular continues to grow faster than other major categories, delivering very strong year-over-year revenue growth as it increasingly accounts for a larger proportion of our revenues. I’m happy to say that revenue from our job category exceeded each of our online recruitment peers in China for the first time during the quarter. We also continue to see encouraging year-over-year growth across numerous operational metrics including traffic and user-engagement, particularly on our mobile apps. In April 2017, Tencent made a US$200 million investment into our used goods trading platform “Zhuan Zhuan”, which became our third incubated unicorn after 58 Home and Guazi upon completing its Series A financing. We are confident in the future business prospects of our multi-category platform and look forward to working with our partners and affiliated companies to expand our local services eco-system.”

1 This press release contains translations of certain Renminbi amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi (RMB) amounts into US$ amounts in this press release are made at RMB6.8993 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on March 31, 2017. The percentages stated in this press release are calculated based on the Renminbi amounts. On May 23, 2017, such exchange rate was RMB 6.8661 to US$1.00.

2 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, amortization of intangible assets resulting from business acquisitions, pick-up of net loss attributable to share-based compensation expenses of equity investees, loss on conversion of Guazi Convertible Note and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP basic and diluted earnings/(loss) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “We are pleased that first quarter revenues exceeded the higher end of our guidance. The sequential decline in revenue was primarily due to typical seasonality caused by the Chinese New Year holiday. We are also pleased to see the continued year-over-year expansion of our operating and net margins. Cash flow also improved significantly on a year-over-year basis. We continue to see opportunities to improve our operational efficiency as traffic and revenues continued to grow.”

First Quarter 2017 Financial Results

Revenues

Total revenues were RMB1,988.3 million (US$288.2 million), representing an increase of 31.7% from RMB1,509.6 million in the same quarter of 2016.

Membership revenues were RMB792.9 million (US$114.9 million), an increase of 31.5% from RMB602.9 million in the same quarter of 2016. The increase in membership revenues was primarily driven by an increase in the number of paying membership accounts. The total number of paying membership accounts on the Company's platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,212,000 during the first quarter of 2017, a 21.7% increase from approximately 1,818,000 in the same quarter of 2016. Paying membership accounts refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. Some paying members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB1,137.0 million (US$164.8 million), an increase of 34.3% from RMB846.4 million in the same quarter of 2016. The increase was primarily driven by increases in traffic and effectiveness of real time bidding and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB199.6 million (US$28.9 million), an increase of 25.5% from RMB159.1 million during the same quarter of 2016. The year-over-year increase in the 58.com’s cost of revenues was primarily driven by increased traffic acquisition costs (“TAC”) paid to 58.com’s advertising union partners as well as other types of website maintenance-related costs such as bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was RMB1,788.7 million (US$259.3 million), an increase of 32.4% from RMB1,350.5 million during the same quarter of 2016.

Gross margin was 90.0%, compared with 89.5% during the same quarter of 2016. The increase in gross margin was primarily due to higher growth in total revenue and effective cost control measures.

Operating Expenses

Operating expenses were RMB1,710.8 million (US$248.0 million), representing an increase of 1.6% from RMB1,684.3 million in the same quarter of 2016.

Sales and marketing expenses in the first quarter of 2017 were RMB1,246.0 million (US$180.6 million), a decrease of 5.4% from RMB1,317.4 million in the same quarter in 2016.

Within sales and marketing expenses, advertising expenses accounted for RMB512.2 million (US$74.2 million) and RMB684.3 million during the first quarter of 2017 and 2016, respectively. The decrease was primarily due to improved advertising cost control measures following the acquisitions of Anjuke and Ganji.

Other sales and marketing expenses in the first quarter of 2017 were RMB733.8 million (US$106.4 million), an increase of 15.9% from RMB633.1 million in the same quarter in 2016. Other sales and marketing expenses primarily include compensation, benefits and sales commissions, customer service and marketing teams as well as office overhead expenses associated with these teams. The increase was primarily driven by increased commissions, salaries and benefits for the Company’s sales and customer service teams.

Research and development expenses during the first quarter of 2017 were RMB314.5 million (US$45.6 million), an increase of 35.5% from RMB232.0 million in the same quarter of 2016. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the first quarter of 2017 were RMB150.3 million (US$21.8 million), an 11.4% increase from RMB134.8 million in the same quarter of 2016. The increase was primarily driven by increased share-based compensation expenses and other administrative related expenses.

Income/(Loss) from Operations

Income from operations was RMB77.9 million (US$11.3 million) in the first quarter of 2017, compared with loss from operations of RMB333.8 million in the same quarter of 2016. Operating margin, defined as income/(loss) from operations divided by total revenues, was positive 3.9% in the first quarter of 2017, compared with negative 22.1% in the same quarter of 2016.

Non-GAAP income from operations was RMB217.2 million (US$31.5 million) in the first quarter of 2017, compared with non-GAAP loss from operations of RMB214.0 million in the same quarter of 2016. Non-GAAP operating margin, defined as non-GAAP income/(loss) from operations divided by total revenues, was positive 10.9% in the first quarter of 2017, compared with negative 14.2% in the same quarter of 2016.

Other Income/(Expenses)

Other expenses in the first quarter of 2017 were RMB96.8 million (US$14.0 million), compared with other expenses of RMB216.9 million in the same quarter of 2016. Other expenses in the first quarter of 2017 mainly included an RMB96.4 million pick-up of the net loss attributable to 58 Home’s ordinary shareholders that was calculated based on the Company’s common shareholding in 58 Home, and was included in share of results of equity investees in the consolidated statements of operations.

Net Loss Attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was RMB21.5 million (US$3.1 million) in the first quarter of 2017, compared with net loss attributable to 58.com Inc. of RMB536.5 million in the same quarter of 2016. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 1.1% in the first quarter of 2017, compared with negative 35.5% in the same quarter of 2016.

Non-GAAP net income attributable to 58.com Inc. 3 was RMB105.7 million (US$15.3 million) in the first quarter of 2017, compared with non-GAAP net loss attributable to 58.com Inc. of RMB346.5 million in the same quarter of 2016. Non-GAAP net margin, defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by total revenues, was positive 5.3% in the first quarter of 2017, compared with negative 23.0% in the same quarter of 2016.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders in the first quarter of 2017 were RMB0.15 (US$0.02), compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB3.80, in the same quarter of 2016.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders4 in the first quarter of 2017 were RMB0.73 (US$0.11) and RMB0.72 (US$0.10), respectively, compared with non-GAAP basic and diluted loss per ADS attributable to ordinary shareholders of RMB2.45 in the same quarter of 2016.

Cash Flow

Net cash provided by operating activities was RMB422.4 million (US$61.2 million) in the first quarter of 2017, compared with net cash provided by operating activities of RMB142.7 million in the same quarter of 2016.

Cash and Cash Equivalents, Term Deposits and Short-term Investments

As of March 31, 2017, the Company had cash and cash equivalents, term deposits and short-term investments of RMB2,355.5 million (US$341.4 million).

Shares Outstanding

As of March 31, 2017, the Company had a total of 290,570,395 ordinary shares (including 241,930,135 Class A and 48,640,260 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2017 are expected to be between RMB2,250 million and RMB2,350 million. This represents a year-over-year increase of 15.7% to 20.8% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, amortization of intangible assets resulting from business acquisitions, pick-up of net loss attributable to share-based compensation expenses of equity investees, loss on conversion of Guazi Convertible Note and income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and their impact on share-based compensation attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, amortization of intangible assets resulting from business acquisitions, pick-up of net loss attributable to share-based compensation expenses of equity investees, loss on conversion of Guazi Convertible Note and income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, May 25, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, June 1, 2017. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10107732

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,200,457	1,192,865	172,897
Restricted cash	1,151,940	1,158,160	167,866
Term deposits	26,361	15,868	2,300
Short-term investments	833,480	1,146,792	166,219
Accounts receivable, net	424,892	493,912	71,588
Prepayments and other current assets	426,056	472,665	68,509
Total current assets	4,063,186	4,480,262	649,379
Non-current assets:
Property and equipment, net	1,480,921	1,434,818	207,966
Intangible assets, net	1,532,228	1,475,664	213,886
Land use rights, net	3,766	3,747	543
Goodwill	15,903,677	15,903,677	2,305,115
Long-term investments	2,118,461	2,117,333	306,891
Long-term prepayments and other non-current assets	223,767	120,396	17,450
Total non-current assets	21,262,820	21,055,635	3,051,851
Total assets	25,326,006	25,535,897	3,701,230
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Short-term loans	1,842,720	1,829,304	265,143
Accounts payable	611,947	608,776	88,237
Deferred revenues	1,845,846	1,986,661	287,951
Customer advances	1,236,076	1,378,877	199,858
Taxes payable	62,084	55,219	8,004
Salary and welfare payable	553,506	467,431	67,750
Accrued expenses and other current liabilities	727,904	723,413	104,853
Total current liabilities	6,880,083	7,049,681	1,021,796
Non-current liabilities:
Long-term loan	150,000	150,000	21,741
Deferred tax liabilities	373,810	359,886	52,163
Other non-current liabilities	69,937	36,740	5,325
Total non-current liabilities	593,747	546,626	79,229
Total liabilities	7,473,830	7,596,307	1,101,025
Mezzanine equity:
Mezzanine classified noncontrolling interests	86,457	90,479	13,114
Total mezzanine equity	86,457	90,479	13,114
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 240,930,737 Class A and 48,740,260 Class B shares issued and outstanding as of December 31, 2016 and 241,930,135 Class A and 48,640,260 Class B shares issued and outstanding as of March 31, 2017, respectively)	18	18	3
Additional paid-in capital	20,907,599	20,999,549	3,043,722
Accumulated deficit	(3,070,735)	(3,087,764)	(447,547)
Accumulated other comprehensive loss	(138,597)	(130,236)	(18,877)
Total 58.com Inc. shareholders’ equity	17,698,285	17,781,567	2,577,301
Noncontrolling interests	67,434	67,544	9,790
Total shareholders’ equity	17,765,719	17,849,111	2,587,091
Total liabilities, mezzanine equity and shareholders’ equity	25,326,006	25,535,897	3,701,230

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$
Revenues:
Membership	602,948	812,021	792,928	114,929
Online marketing services	846,437	1,189,380	1,137,042	164,805
E-commerce services	36,847	44,520	15,411	2,234
Other services	23,343	48,852	42,890	6,217
Total revenues	1,509,575	2,094,773	1,988,271	288,185
Cost of revenues(1)	(159,062)	(212,238)	(199,592)	(28,929)
Gross profit	1,350,513	1,882,535	1,788,679	259,256
Operating expenses(1):
Sales and marketing expenses	(1,317,392)	(1,224,702)	(1,246,018)	(180,601)
Research and development expenses	(232,049)	(313,389)	(314,478)	(45,581)
General and administrative expenses	(134,846)	(150,915)	(150,272)	(21,781)
Total operating expenses	(1,684,287)	(1,689,006)	(1,710,768)	(247,963)
Income/(loss) from operations	(333,774)	193,529	77,911	11,293
Other income/(expenses):
Interest expenses, net	(6,370)	(9,401)	(5,780)	(838)
Investment income/(loss), net	2,854	(131,994)	7,625	1,105
Share of results of equity investees	(138,545)	(225,178)	(99,071)	(14,360)
Foreign currency exchange gain/(loss), net	5,296	229	(39)	(6)
Others, net	(80,108)	849	472	68
Loss before tax	(550,647)	(171,966)	(18,882)	(2,738)
Income tax benefits	15,311	37,639	1,963	285
Net loss	(535,336)	(134,327)	(16,919)	(2,453)
Net loss/(income) attributable to noncontrolling interests	2,341	958	(110)	(16)
Deemed dividend to mezzanine classified noncontrolling interests	(3,475)	(4,604)	(4,488)	(651)
Net loss attributable to 58.com Inc.	(536,470)	(137,973)	(21,517)	(3,120)
Net loss per ordinary share attributable to ordinary shareholders - basic	(1.90)	(0.48)	(0.07)	(0.01)
Net loss per ordinary share attributable to ordinary shareholders - diluted	(1.90)	(0.48)	(0.07)	(0.01)
Net loss per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	(3.80)	(0.95)	(0.15)	(0.02)
Net loss per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	(3.80)	(0.95)	(0.15)	(0.02)
Weighted average number of ordinary shares used in computing basic loss per share	282,676,226	289,523,186	289,992,930	289,992,930
Weighted average number of ordinary shares used in computing diluted loss per share	282,676,226	289,523,186	289,992,930	289,992,930

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	291	387	574	83
Sales and marketing expenses	12,963	17,773	17,694	2,565
Research and development expenses	23,388	29,439	29,831	4,324
General and administrative expenses	25,669	19,152	34,345	4,978

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$
GAAP income/(loss) from operations	(333,774)	193,529	77,911	11,293
Share-based compensation expenses	62,311	66,751	82,444	11,950
Amortization of intangible assets resulting from business acquisitions	57,432	57,432	56,821	8,236
Non-GAAP income/(loss) from operations	(214,031)	317,712	217,176	31,479

GAAP net loss attributable to 58.com Inc.	(536,470)	(137,973)	(21,517)	(3,120)
Share-based compensation expenses	62,311	66,751	82,444	11,950
Share-based compensation attributable to noncontrolling interests	(4)	＿	＿	＿
Amortization of intangible assets resulting from business acquisitions	57,432	57,432	56,821	8,236
Pick-up of net loss attributable to share-based compensation expenses of equity investees	392	5,455	2,191	318
Loss on conversion of Guazi Convertible Note	84,177	＿	＿	＿
Income tax effects of GAAP to non-GAAP reconciling items[5]	(14,358)	(14,358)	(14,205)	(2,059)
Non-GAAP net income/(loss) attributable to 58.com Inc.	(346,520)	(22,693)	105,734	15,325

GAAP operating margin	(22.1)%	9.2%	3.9%	3.9%
Share-based compensation expenses	4.1%	3.2%	4.1%	4.1%
Amortization of intangible assets resulting from business acquisitions	3.8%	2.7%	2.9%	2.9%
Non-GAAP operating margin	(14.2)%	15.1%	10.9%	10.9%

GAAP net margin	(35.5)%	(6.6)%	(1.1)%	(1.1)%
Share-based compensation expenses	4.1%	3.2%	4.1%	4.1%
Share-based compensation attributable to noncontrolling interests	0.0%	＿	＿	＿
Amortization of intangible assets resulting from business acquisitions	3.8%	2.7%	2.9%	2.9%
Pick-up of net loss attributable to share-based compensation expenses of equity investees	0.0%	0.3%	0.1%	0.1%
Loss on conversion of Guazi Convertible Note	5.6%	＿	＿	＿
Income tax effects of GAAP to non-GAAP reconciling items	(1.0)%	(0.7)%	(0.7)%	(0.7)%
Non-GAAP net margin	(23.0)%	(1.1)%	5.3%	5.3%
Weighted average number of ordinary shares used in computing non-GAAP basic earnings/(loss) per share	282,676,226	289,523,186	289,992,930	289,992,930
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings/(loss) per share	282,676,226	289,523,186	292,912,009	292,912,009
Weighted average number of ADS used in computing non-GAAP basic earnings/(loss) per ADS	141,338,113	144,761,593	144,996,465	144,996,465
Weighted average number of ADS used in computing non-GAAP diluted earnings/(loss) per ADS	141,338,113	144,761,593	146,456,004	146,456,004

Non-GAAP net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(1.23)	(0.08)	0.36	0.05
Non-GAAP net earnings /(loss) per ordinary share attributable to ordinary shareholders - diluted	(1.23)	(0.08)	0.36	0.05
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - basic	(2.45)	(0.16)	0.73	0.11
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - diluted	(2.45)	(0.16)	0.72	0.10

5 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25%. Other GAAP to non-GAAP reconciling items have no income tax effect. The Company included the income tax impacts in the reconciliation of GAAP to non-GAAP results for the quarter ended March 31, 2017 and updated the prior period comparative figures accordingly in this earnings release.